UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Callable Step-Rate Notes due September 29, 2016

Filed pursuant to Rule 3 of Regulation BW

Dated:  September 29, 2006

The following information regarding the U.S. Dollar 10,000,000 Callable Step-Rate Notes due September 29, 2016 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 15, 2006) is already on file with the Securities and Exchange Commission.

Item 1.  Description of Obligations

(a)          U.S. Dollar 10,000,000 Callable Step-Rate Notes due September 29, 2016.

(b)         The interest rate will be 5.00 percent for the period from September 29, 2006 to September 29, 2008; 6.00 percent for the period from September 29, 2008 to September 29, 2010; 7.00 percent for the period from September 29, 2010 to September 29, 2016; payable semi-annually on each March 29 and September 29 commencing on March 29, 2007 and ending on September 29, 2016.

(c)          Maturing September 29, 2016.  The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)         Notes are callable by the Bank at par on each March 29 and September 29, commencing on September 29, 2007 and ending on March 29, 2016, with 10 London and New York business days notice.

(e)          Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)          Not applicable.

(g)         No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)         See Prospectus, pages 6-10.

(i)           Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

Item 2.  Distribution of Obligations

As of September 12, 2006, the Bank entered into a Terms Agreement with Wachovia Capital Markets, LLC as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Notes is expected to be made on or about September 29, 2006.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

Item 3.  Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 10,000,000	N/A	USD 10,000,000

Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.  Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.  Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.  Exhibits

A.              Pricing Supplement dated September 12, 2006.

B.              Terms Agreement dated September 12, 2006.

Execution Version

PRICING SUPPLEMENT

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
Global Debt Issuance Facility

No.  3007

U.S. $10,000,000 Callable Step-Rate Notes due September 29, 2016

WACHOVIA SECURITIES

The date of this Pricing Supplement is September 12, 2006

This document (“Pricing Supplement”) is issued to give details of an issue by the International Bank for Reconstruction and Development (the “Bank”) under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the “Prospectus”), and should be read in conjunction with the Prospectus.  Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms that relate to the issue that is the subject of this Pricing Supplement.  These are the only terms that form part of the form of Notes for such issue.

1.	No.:	3007

2.	Aggregate Principal Amount:	U.S.$10,000,000

3.	Issue Price:	100 percent

4.	Issue Date:	September 29, 2006

5.	Form of Notes (Condition 1(a)):	Registered only

6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$10,000, and integral multiples thereof

7.	Specified Currency (Condition 1(d)):	United States dollars (U.S.$)

8.	Maturity Date (Conditions 1(a) and 6(a)):	September 29, 2016

9.	Interest Basis (Condition 5):	Fixed Interest Rate

10.	Fixed Interest Rate (Condition 5(I)):

	(a)	Interest Rate:	(i) from and including the Issue Date to but excluding September 29, 2008: 5.00 percent per annum; and

(ii) from and including September 29, 2008 to but excluding September 29, 2010: 6.00 percent per annum; and

(ii) from and including September 29, 2010 to and including the Maturity Date: 7.00 percent per annum.

	(b)	Fixed Rate Interest Payment Date(s):	Each September 29 and March 29, commencing on March 29, 2007

	(c)	Fixed Rate Day CountFraction:	30/360

11.	Relevant Financial Center:		New York

12.	Relevant Business Day:		New York and London

13.	Issuer’s Optional Redemption (Condition 6(e)):		Yes

	(a)	Notice Period:	Not less than 10 Relevant Business Days

	(b)	Amount:	All (and not less than all)

	(c)	Date(s):	Each September 29 and March 29, commencing on September 29, 2007 and ending on March 29, 2016

	(d)	Early Redemption Amount (Bank):	Principal Amount of the Notes

	(e)	Notices:

Notwithstanding Condition 13, so long as the Notes are represented by a Registered Global Note and the Registered Global Note is held on behalf of one or more clearing systems, notices to Noteholders may be given by delivery of the Notice to the relevant clearing system for communication by it to entitled account holders. Any notice delivered to a clearing system in accordance with the preceding sentence shall be deemed to have been given to Noteholders on the day on which the Notice is delivered to the clearing system.

14.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

15.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	100 percent of the Principal Amount, plus accrued interest

16.	Governing Law:	English

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	None

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	DTC, Euroclear System

3.	Syndicated:	No

4.	Commissions and Concessions:	None

5.	Codes:

	(a) Common Code:	026835674

	(b) ISIN:	US45905UFA79

	(c) CUSIP:	45905UFA7

6.	Identity of Dealer:	Wachovia Capital Markets, LLC

7.	Provisions for Registered Notes:

	(a)	Individual Definitive Registered Notes available on Issue Date:	No

	(b)	DTC Global Note:	Yes; one

	(c)	Registrar:	Citibank, N.A.

8.	Other Address at which Bank Information Available:		None

GENERAL INFORMATION

The Bank’s most recent Information Statement was issued on September 15, 2006.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This summary supplements, and to the extent consistent therewith, supersedes the summary entitled “Tax Matters” in the Prospectus.

Under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JAGTRRA”), a capital gain of a noncorporate United States Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% for property that is held more than one year.  Holders should consult their tax advisors with respect to the provisions of JAGTRRA.

The following additional selling restrictions shall apply to this issue:

United Kingdom:

The Dealer is required to comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:
Authorized Officer

INTERNATIONAL BANK FOR
RECONSTRUCTION AND DEVELOPMENT
1818 H Street, NW
Washington, DC 20433

GLOBAL AGENT
Citibank, N.A.
P.O. Box 18055
5 Carmelite Street
London EC4Y 0PA

LEGAL ADVISORS TO THE DEALER
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, NW
Washington, DC 20006

EXECUTION VERSION

TERMS AGREEMENT NUMBER 3007

UNDER GLOBAL DEBT ISSUANCE FACILITY

September 12, 2006

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) USD 10,000,000 Callable Step-Rate Notes due September 29, 2016 (the “Notes”) described in the Pricing Supplement, dated as of the date hereof (the “Pricing Supplement”) at 11.00 a.m. New York time on September 29, 2006 (the “Settlement Date”) at an aggregate purchase price of USD10,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of 7 October, 1997, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference.  In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus dated 7 October, 1997 (the “Prospectus”), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii)

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the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1.                                       The Bank agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the principal amount of the Notes).

2.                                       The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.                                       The Bank hereby appoints the undersigned as Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4.                                       In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.                                       The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.                                       For purposes hereof the notice details of the undersigned are as follows:

Wachovia Capital Markets, LLC

301 South College Street

Charlotte, NC 28288

USA

Attention: Jeremy Swinson

Telephone: +1 704 715 8400

Facsimile:  +1 704 374 2872

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7.                                       All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8.                                       This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

9.                                       This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

By:
Name:	Jeremy Swinson
Title:	Vice President,
Wachovia Capital Markets, LLC

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:
Title:	Authorized Officer

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